Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

            email lwb@burninglaw.com

August 7, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Digitiliti, Inc. Form 10 Registration Statement

CIK 0001411658

Dear Ladies and Gentlemen:

This letter is in response to your comment letter dated July 28, 2008 regarding the above referenced filing.

Response #1 - Cover Page - We have checked the appropriate box on the cover page of the Registration Statement to indicate our filing status.

Response #2 - Products – We have amended and updated the Products and Objectives sections on pages 11 and 12 and have deleted the phrase “strategic product progression roadmap” on page 12.

Response #3 – Revenue Recognition - With respect to revenue recognition guidance provided through SAB Topic 13(A)(3)(f) and our recognition of set-up fees charged during 2006 and 2007, given the lack of any set-up fees charged in 2006 and very modest set-up fees charged in 2007 of $16,125, these totals were considered immaterial to gross revenues for these periods. For the quarter ended March 31, 2007, set-up fees were $2,325.  Yet, as Digitiliti continues its growth in revenues (including the more aggressive charging of set-up fees during 2008, as shown by set-up fees of $8,300 for the quarter ended March 31, 2008), revenue recognition procedures in 2008 will be consistent with the guidance provided through SAB Topic 13(A)(3)(f).

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/st